

December 4, 2018

Stephen W. Webster
Chief Financial Officer
Spark Therapeutics, Inc.
3737 Market Street
Suite 1300
Philadelphia, PA 19104

> **Re: Spark Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 6, 2018**
> **File No. 001-36819**

Dear Mr. Webster:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Consolidated Financial Statements
(14) Collaboration and license agreements
(b) Novartis, page 14

1. Regarding your disclosures for revenue from contracts with customers, in particular the Novartis agreement, please tell us your consideration of disclosing the following:
    *   The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied and an explanation of when you expect to recognize revenue under the agreement. See ASC 606-10-50-13. As it appears the company has two agreements with Novartis, the License Agreement and the Supply Agreement, which have different performance obligations, tell us why you believe that the majority of the

$170.00 million of consideration associated with the Novartis License Agreement will be recognized as revenue as the Company sells supply to Novartis.

- The significant judgments, and changes in judgments, made that affect the determination of the amount and timing of revenue recognition. See ASC 606-10-50-17.
- The methodology used for determining the timing of satisfaction of performance obligations. See ASC 606-10-50-18 through 50-19.
- The methods, inputs, and assumptions used for determining the transaction price and the amounts allocated to performance obligations, including your consideration of any constraints. See ASC 606-10-50-20.
- Any practical expedients used under ASC 606-10-50-22.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance